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                             November 15, 2023

       Paul Whitehead
       Chief Executive Officer
       Cazoo Group Ltd
       41 Chalton Street
       London NW1 1JD
       United Kingdom

                                                        Re: Cazoo Group Ltd
                                                            Schedule TO-I filed
on November 3, 2023
                                                            File No. 005-92835

       Dear Paul Whitehead:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed November 3

       Description of the Exchange Offer - Minimum Exchange Condition, page 51

   1.                                                   We note your disclosure
relating to a    Scheme Transaction Trigger Event,    which
                                                        indicates that unless
holders of 100% of the Convertible Notes have agreed to tender, and not withdraw, their
Convertible Notes by November 17, 2023, you will not complete the
                                                        Exchange Offer and will
instead pursue an English structuring plan or scheme of
                                                        arrangement. In your
response letter, please provide a detailed legal analysis explaining why you believe this
Offer structure, including the November 17th deadline, complies with the requirement
under Rule 13e-4(f)(1)(i) that the offer be open for 20 full business days.
       Description of the Transactions and the Transaction Agreements - Transaction Support
       Agreement, page 68

   2. With a view toward additional disclosure, please clarify how Convertible Notes that are
 Paul Whitehead
Cazoo Group Ltd
November 15, 2023
Page 2
         validly tendered, and not withdrawn, by a holder who is not a party to the Transaction
         Support Agreement or an Alternative Tender Agreement will be treated if you pursue a
         Scheme Transaction, including with respect to the Scheme Transaction Incentive. Please also disclose any plans in the event you pursue a Scheme Transaction but do not receive the sanction of an English court for such transaction.
General

3. Please provide a brief statement of the accounting treatment of the offer, or advise in your response letter to explain why you do not believe it is material in the context of this offer.
         See General Instruction E to Schedule TO, Item 4 of Schedule TO, and
Item
         1004(a)(1)(xi) of Regulation M-A.
4. Please revise Item 7 of the Schedule TO to reflect that the information on borrowed funds corresponds to Item 1007(d) of Regulation MA. Refer to Item 7 of Schedule TO.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Christina Chalk at 202-551-3263 or Laura McKenzie at
202-551-4568.



FirstName LastNamePaul Whitehead                                Sincerely,
Comapany NameCazoo Group Ltd
                                                                Division of
Corporation Finance
November 15, 2023 Page 2                                        Office of
Mergers & Acquisitions
FirstName LastName